Tallahassee Office ______ 2457 Care Drive Tallahassee, Florida 32308 (850) 878-2411 - Telephone (850) 878-1230 – Facsimile e-mail: tall@idlaw.biz	REPLY TO TALLAHASSEE OFFICE	Tampa Office ______ 500 N. Westshore Blvd, Suite 1010 Tampa, Florida 33609 (813) 289-1020 - Telephone (813) 289-1070 - Facsimile e-mail: tampa@idlaw.biz

October 7, 2010

Craig H. Arakawa
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549

RE:	Coastal Caribbean Oils & Minerals, Ltd. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed April 12, 2010 File No. 001-04668

Dear Mr.  Arakawa,

This firm represents Coastal Caribbean Oils & Minerals, Ltd.  (ACoastal@)  and in that regard has been ask to provide you with Coastal’s response to your letter dated September 28, 2010 regarding Coastal=s Form 10-K for the fiscal year ended December 31, 2009.  Coastal, its accountants and this firm have been preparing the response to your letter as I discussed with you today by telephone and hereby request an additional 10 days to complete the response on or before October 18, 2010.  While much of the work has been completed, additional time is needed to coordinate the response and provide time for all necessary parties to review it before submission.

           Thank you in advance for your consideration and if you have any further questions or comments or are inclined not to grant an extension, please contact me at (850) 878-2411.

Sincerely, /s/ Robert J. Angerer, Jr. Robert J. Angerer, Jr. Igler & Dougherty, PA